EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

		Year ending December 31,
	Nine months ending September 30, 2005
		2004	2003	2002	2001	2000
Earnings
Consolidated net income	$2,715	$4,701	$1,182	$595	$(199)	$398
Extraordinary charges	—	—	(1)	—	—	—
Income allocable to minority interest in consolidated entities that incurred fixed charges	416	615	35	11	(2)	—
Consolidated provision for income taxes	726	817	184	32	(69)	5
Fixed charges less interest capitalized	233	273	207	239	261	280

Subtotal	4,090	6,406	1,607	877	(9)	683
Undistributed earnings of less-than-50% owned affiliates	(50)	(138)	(92)	(89)	12	(26)

Total earnings	$4,040	$6,268	$1,515	$788	$3	$657

Fixed charges
Interest expensed and capitalized	$228	$268	$208	$237	$260	$275
Interest portion of rental obligations	8	8	7	7	7	9

Total fixed charges	$236	$276	$215	$244	$267	$284

Ratio of Earnings to Fixed Charges	17.1	22.7	7.1	3.2	—	2.3